Exhibit 99.1

News Release #6/2014
2014-04-09

Baja Mining Provides Update on Class Action Litigation

Vancouver, April 9, 2014 - Baja Mining Corp. (the “Company” or "Baja") (TSX-V: BAJ - OTCQB: BAJFF) provides an update on the proposed class action proceeding previously reported on July 27, 2012.

A hearing was held on April 8, 2014 in the Ontario Superior Court of Justice with respect to certification of the proceeding as a class action and leave to proceed with claims under the Ontario Securities Act, and ancillary relief. A further announcement will be made once the court's decision has been released.

For further information, please contact Baja’s Interim CEO Tom Ogryzlo at 604 685 2323 or via email at info@bajamining.com.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This press release contains forward-looking statements or forward-looking information (forward-looking statements). These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. Forward-looking statements involve a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. Forward-looking statements contained in this press release are based on our current estimates, expectations and projections, which the Company believes are reasonable as of the current date. Actual results could differ materially from those anticipated or implied in the forward-looking statements and as a result undue reliance should not be placed on them. Additional risks and uncertainties can be found in the Company’s reporting documents filed on SEDAR (www.sedar.com), including its Management Discussion and Analysis and Annual Information Form. Forward-looking statements are given only as at the date of this news release and the Company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.